Exhibit (a)(5)(G)

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Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

GIANFRANCA DE ANGELIS, on Behalf of	)	Case No.
Herself and All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
)
vs.	)	CLASS ACTION COMPLAINT
	)	FOR VIOLATIONS OF THE
	)	FEDERAL SECURITIES LAWS
SHORETEL, INC., DON JOOS, CHARLES	)
D. KISSNER, MARJORIE BOWEN, MARK	)	JURY TRIAL DEMANDED
BREGMAN, KENNETH D. DENMAN,	)
SHANE ROBISON, CONSTANCE	)
SKIDMORE, and JOSEF VEJVODA,	)
)
)
Defendants.	)
)
)
)
)

Plaintiff Gianfranca De Angelis (“Plaintiff”), individually and on behalf of all others similarly situated, by and through her undersigned counsel, alleges the following upon information and belief, including an examination and inquiry conducted by and through her counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge, as follows:

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NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of ShoreTel, Inc. (“ShoreTel” or the “Company”) against ShoreTel and its Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”) and to enjoin the expiration of a tender offer (the “Tender Offer”), pursuant to which ShoreTel will be acquired by Mitel Networks Corporation (“Mitel”), through its subsidiary Mitel US Holdings, Inc. (“Parent”) and Parent’s wholly-owned subsidiary Shelby Acquisition Corporation (“Merger Sub”) (the “Proposed Transaction”).

2.    On July 27, 2017, ShoreTel and Mitel issued a joint press release announcing that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell ShoreTel to Mitel. Under the terms of the Merger Agreement, Mitel will acquire all outstanding shares of ShoreTel for $7.50 in cash per ShoreTel common share (the “Offer Price”). The Tender Offer commenced on August 17, 2017 and is scheduled to expire at 5:00 P.M., New York City time, on September 18, 2017 (the “Expiration Date”). The Proposed Transaction is valued at approximately $530 million.

3.    On August 17, 2017, ShoreTel filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement, which recommends that ShoreTel stockholders tender their shares in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i)    ShoreTel management’s financial projections, relied upon by the Company’s financial advisor J.P. Morgan Securities LLC (“J.P. Morgan”) in its fairness opinion; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by J.P.

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Morgan; (iii) the background process leading up to the Proposed Transaction; (iv) ShoreTel insiders’ potential conflicts of interest; and (v) J.P. Morgan’s potential conflicts of interest. The failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as ShoreTel stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

4.    In short, the Proposed Transaction will unlawfully divest ShoreTel’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the expiration of the Tender Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

5.    This Court has jurisdiction over the claims asserted herein for violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6.    This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. ShoreTel is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual

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Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

THE PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of ShoreTel.

9.    Defendant ShoreTel is a Delaware corporation with its principal executive offices located at 960 Stewart Drive, Sunnyvale, California 94085. ShoreTel’s common stock is traded on the NASDAQ Global Select Market under the ticker symbol “SHOR.”

10.    Defendant Don Joos (“Joos”) has been Chief Executive Officer (“CEO”), President and a director of the Company since August 2013.

11.    Defendant Charles D. Kissner (“Kissner”) has been a director of the Company since April 2006, lead independent director of the Company from April 2007 to July 2010 and Chairman of the Board since April 2013.

12. Defendant Marjorie Bowen (“Bowen”) has been a director of the Company since August 2016.

13. Defendant Mark Bregman (“Bregman”) has been a director of the Company since May 2007.

14. Defendant Kenneth D. Denman (“Denman”) has been a director of the Company since May 2007.

15. Defendant Shane Robison (“Robison”) has been a director of the Company since February 2015.

16.    Defendant Constance Skidmore (“Skidmore”) has been a director of the Company since January 2014.

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17. Defendant Josef Vejvoda (“Vejvoda”) has been a director of the Company since October 2015.

18.    Defendants Joos, Kissner, Bowen, Bregman, Denman, Robison, Skidmore, and Vejvoda are collectively referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

19.    Mitel is a Canadian corporation and a global market leader in enterprise communications, powering more than two billion business connections.

20. Parent is a Delaware corporation and a wholly-owned subsidiary of Mitel.

21. Merger Sub is a Delaware corporation and wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

22.    Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own ShoreTel common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23.    Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

24.    The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of August 15, 2017, there were 69,034,351 shares of Company common stock outstanding. All members of the Class may be identified from records maintained by ShoreTel or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

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25.    Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)    Whether defendants have violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder;

(b)    Whether the Individual Defendants have violated Section 14(e) of the Exchange Act;

(c)    Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(d)    Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

26.    Plaintiff will fairly and adequately protect the interests of the Class, and have no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

27.    A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

28.    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background

29.    ShoreTel is a leading provider of business communication solutions, with a focus on small and medium-sized businesses seeking a Unified Communications (“UC”) solution. ShoreTel has two main solutions: ShoreTel Connect, its UC solution and contact center offering, and

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ShoreTel Summit, the Company’s platform for developers and integrators. ShoreTel Connect offers three different delivery models: cloud, onsite, and hybrid. Connect Cloud provides a hosted voice solution to the Company’s customers. Connect OnSite allows the Company’s customers to independently own and operate their equipment. Connect Hybrid enables customers to use both, the cloud and onsite offerings.

30.    The core of ShoreTel’s hosted service is the Company’s Call Conductor, a modular software architecture operating on an industry standard platform, designed and developed by ShoreTel. The technology was specifically designed to meet the requirements of the hosted communications market, offering a full portfolio of services. ShoreTel’s premise business communication solutions are comprised of hardware and software components, including ShoreTel Voice Switches, ShoreTel Service Appliances, and Server Software Applications, among others.

31.    On August 2, 2017, the Company reported its financial results for the fourth quarter and fiscal year 2017. For the quarter, ShoreTel reported total revenue of $95.7 million, compared to $94.6 million in the fourth quarter of fiscal year 2016, and $87.7 million in the prior quarter. Non-GAAP net income for the quarter was $4.5 million, or $0.06 per diluted share, compared to $3.5 million, or $0.05 per diluted share in the fourth quarter of fiscal year 2016, and $0.6 million or $0.01 per diluted share in the prior quarter. Commenting on the favorable financial results, defendant Joos stated:

We ended our fiscal year with strong results in our June quarter. Our total revenue in the quarter was a record and our non-GAAP profitability reached its highest level in over a year. . . . While we continue to transform the business, our Hosted revenue growth was 19% for fiscal year 2017 and we had a significant sequential increase in premise customers migrating to our hosted solution.

The Sale Process

32.    In 2013 and 2014, Mitel expressed interest in a potential business combination with ShoreTel and submitted a proposal to acquire the Company for $8.10 per share in cash and a revised

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proposal to acquire the Company for $8.10 per share in cash and $0.40 in Mitel common shares. The Board ultimately rejected the proposals.

33.    On August 4 and August 5, 2016, ShoreTel received inquiries from four financial sponsors, two of which are referred to in the Recommendation Statement as “Party A” and “Party B.”

34.    Between August 8 and September 6, 2016, J.P. Morgan contacted 34 financial sponsors (including Party A, Party B, and the other two financial sponsors that previously contacted ShoreTel on August 4 and August 5, 2016) and 28 strategic parties to solicit interest in an acquisition of the Company. ShoreTel entered into confidentiality agreements with 14 of these parties, including Party A and Party B.

35.    On September 20, 2016, J.P. Morgan sent process letters to the 12 parties who had executed confidentiality agreements with the Company and were still active in the process, inviting recipients to submit initial indications of interest by October 10, 2016.

36. On September 27, 2016, J.P. Morgan sent a process letter to an additional financial sponsor.

37.    On October 10, 2016, Party A submitted a proposal to acquire the Company for $9.00 per share in cash. J.P. Morgan later requested Party A submit a final offer by November 15, 2016.

38.    On November 2, 2016, ShoreTel entered into a confidentiality agreement with an additional strategic party that had contacted the Company. The Recommendation Statement fails to disclose whether the confidentiality agreement contained a standstill provision that is still in effect and operates to preclude this strategic party from submitting a topping bid for the Company.

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39.    On November 16, 2016, Party A submitted a proposal for $8.26 per share in cash, along with a request to enter into a 30-day exclusivity agreement. A few days later, ShoreTel and Party A entered into the exclusivity agreement.

40.    On December 8, 2016, Party A provided an updated proposal for $8.00 per share in cash. On January 24, 2016, Party A confirmed that $8.00 per share was its best and final offer. Party A subsequently withdrew its proposal.

41.    In April 2017, J.P. Morgan received inquiries from a financial sponsor that had previously been contacted by J.P. Morgan and a strategic party, referred to in the Recommendation Statement as “Party C” and “Party D,” respectively.

42.    On May 3, 2017, ShoreTel received an inquiry from a financial sponsor interested in exploring a transaction between ShoreTel and a portfolio company. On May 10, 2017, the financial sponsor and the portfolio company, referred to in the Recommendation Statement as “Party E,” entered into confidentiality agreements with ShoreTel. The Recommendation Statement fails to disclose whether these confidentiality agreements preclude the financial sponsor or the portfolio company from submitting a topping bid for the Company.

43.    On May 26, 2017, J.P. Morgan received an inquiry from Party B and on June 1, 2017, ShoreTel received a proposal from Party B to acquire the Company at a price in the range of $7.50 to $8.00 per share. ShoreTel and Party B subsequently extended the terms of the confidentiality agreement they had executed in 2016. On June 18, 2017, Party B informed J.P. Morgan it would not make a proposal to acquire the Company, citing concerns with the “lack of visibility into the profitability of ShoreTel’s hosted business.” Recommendation Statement at 24. However, the Recommendation Statement fails to disclose why Party B thought the Company’s profits lacked visibility.

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44. Throughout May and June 2017, Mitel and ShoreTel held discussions regarding Mitel’s prior interest in a business combination with the Company.

45.    Also in June 2017, the Company and Party C extended the term of the existing confidentiality agreement they had executed in 2016. On June 21, 2017, Party C submitted a proposal to acquire the Company at a price in the range of $7.00 to $7.50 per share.

46.    On July 7, 2017, Mitel submitted a proposal to acquire the Company at a price in the range of $7.20 to $7.40 per share in cash, along with a request for a 30-day exclusivity period.

47.    On July 10, 2017, Mitel delivered a revised proposal to acquire the Company for $7.50 per share in cash and indicated this was its best and final offer.

48.    On July 11, 2017, Party C reduced the high end of its proposal range to $7.00 per share. ShoreTel subsequently entered into an exclusivity agreement with Mitel.

49.    For the remainder of July 2017, the parties and their advisors negotiated the terms of the Merger Agreement.

50.    At a July 26, 2017 Board meeting, J.P. Morgan rendered its fairness opinion and the Board approved the Merger Agreement. Following this meeting, the parties finalized and executed the Merger Agreement.

The Proposed Transaction is Inadequate

51.    On July 27, 2017, following entry into the Merger Agreement, ShoreTel and Mitel issued a joint press release announcing the Proposed Transaction, which stated, in relevant part:

OTTAWA, ON and SUNNYVALE, CA – July 27, 2017 – Mitel (Nasdaq: MITL) (TSX: MNW) and ShoreTel (Nasdaq:SHOR) today announced that they have entered into a definitive merger agreement pursuant to which Mitel will acquire 100% of the outstanding shares of ShoreTel common stock in an all-cash transaction at a price of $7.50 per share, or a total equity value of approximately $530 million and a total enterprise value of approximately $430 million. The purchase price represents a 28% premium to ShoreTel’s closing share price on July 26, 2017.

Stronger together as a global market leader in the rapidly growing UCaaS market

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Continuing to deliver its move- to-the-cloud strategy, with this transaction Mitel is accelerating on a growth path by investing further and faster into the UCaaS (Unified Communications as a Service) market as digital transformation accelerates customer demand for cloud-based solutions globally. The combined company will be the #2 player in the UCaaS market, creating a supplier with the scale and technical capabilities to enable customers with new cloud-based solutions and applications.

The combined company will be headquartered in Ottawa, Canada, and will operate as Mitel. Rich McBee, Mitel’s Chief Executive Officer, will lead the combined organization. Steve Spooner, Mitel’s Chief Financial Officer, will also continue in that role.

“This is a very natural combination that enables us to continue to consolidate the industry and take advantage of cost synergy opportunities while adding new technologies and significant cloud growth to our business,” said Mitel CEO, Rich McBee. “Together, Mitel and ShoreTel will be able to take customers to the cloud faster with full-featured, cloud-based communications and applications.”

Uniquely qualified to take customers and partners to the cloud

Together, the combined company will have approximately 3,200 channel partners and an industry-leading portfolio of communications and collaboration solutions. Mitel and ShoreTel are committed to providing continued support and an attractive path forward for all customers and partners – cloud and premise. On closing of the proposed transaction, the combined company will have a global workforce of approximately 4,200 employees.

“With the announcement today, this concludes our comprehensive review of strategic alternatives by delivering a significant cash premium for our shareholders,” said Don Joos, CEO of ShoreTel. “Customers are clearly moving to the cloud at a rapid pace. The combination of Mitel and ShoreTel creates a new UCaaS market leader with a differentiated strategy and solution, and a clear migration path so that no customer is left behind or will have to abandon what they already have to cloud-enable their organization.”

Once the transaction is complete, Mitel will be uniquely positioned to offer all customers the advantages of cloud-based communications. For enterprise customers, ShoreTel’s solutions will strengthen Mitel’s ability to cloud-enable customers with existing premise or mixed estate deployments, creating the technical foundation needed for delivery of next-generation cloud applications.

Size, scale and financial foundation to drive growth

Financial highlights of the transaction include:

•	Combined sales of $1.3 billion*

•	Increases Mitel’s total recurring revenue to 39% of total revenue*

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•	More than doubles Mitel’s UCaaS revenue to $263 million*

•	Significant synergy opportunity targeted at $60M in annual run rate spend expected to be achieved over two years

•	Expected to be accretive to non-GAAP EPS in the first year

*based on trailing twelve months combined to March 31, 2017

Transaction Details

The transaction will be completed through a cash tender offer for all of the outstanding shares of ShoreTel common stock, followed by a merger, which will not require approval of ShoreTel’s stockholders, in which remaining shares of ShoreTel common stock will be converted into the right to receive the same $7.50 cash per share price paid in the tender offer. ShoreTel’s Board of Directors has recommended that ShoreTel stockholders tender their shares in the offer. In connection with the execution of the merger agreement, ShoreTel’s directors and executive officers, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer.

Mitel intends to finance the consideration for the acquisition and associated transaction expenses using a combination of cash on hand from the combined business, drawings on its existing revolving credit facility and proceeds from a new fully underwritten $300 million term loan maturing in 2023. The existing term loan and revolving credit facility will remain in place, with the Company having already obtained the requisite majority consent to certain amendments which accommodate the acquisition and the incremental financing. BMO Capital Markets is leading the new term loan facility with Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce serving as Joint Lead Arrangers and Joint Bookrunners. Citizens Bank, N.A., lead on the existing amended facilities, will act as administrative agent for these and the new term loan. EA Markets LLC provided Mitel with independent advisory and transaction services in conjunction with the arrangement and structuring of the new financing.

The transaction is expected to be completed in the third quarter of 2017, subject to ShoreTel stockholders having tendered shares representing more than 50% of the outstanding shares of ShoreTel common stock, certain regulatory approvals having been obtained and other customary conditions to the tender offer having been satisfied.

Insiders’ Interests in the Proposed Transaction

52. ShoreTel and Mitel insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of ShoreTel.

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53.    ShoreTel insiders stand to reap additional substantial financial benefits for securing the deal with Mitel. Notably, on July 26, 2017, the Board’s Compensation Committee approved the payment of cash bonuses to certain members of the Company’s executive team, which payments are contingent upon the close of the Proposed Transaction. The Recommendation Statement sets forth:

On July 26, 2017, the Compensation Committee of the ShoreTel Board approved the payment of cash bonuses, in lieu of the annual refresh equity grants normally granted subsequent to the end of ShoreTel’s fiscal year, an aggregate amount of $1,150,000 (each, an “ Executive Retention Bonus ” and together, the “ Executive Retention Bonuses ”) to specified members of ShoreTel’s executive team, including the following amounts to its executive officers: Mr. Petts ($150,000), Mr. Healy ($200,000), Ms. Corrales ($250,000), Mr. Oruganti ($200,000) and Mr. Seto ($150,000). Payment of each Executive Retention Bonus is contingent upon (1) the closing of the Merger (the “Closing”) and (2) the ongoing employment of each executive at the time of the Closing.

Recommendation Statement at 11.

54. Additionally, the Company’s directors and executive officers will receive substantial cash consideration in connection with tendering their shares of Company common stock in the Tender Offer, as set forth in the following table:

Name	Number of Shares	Cash Consideration Payable in Respect of Shares ($, in thousands)
Executive Officers
Donald Joos	68,957	517.18
Michael Healy	25,428	190.71
Eugenia Corrales	4,681	35.11
Bharath Oruganti	63,923	479.42
David Petts	63,176	473.82
Allen Seto	23,016	172.62
Non-Employee Directors
Marjorie Bowen	—	—
Mark F. Bregman	79,591	596.93
Kenneth D. Denman	114,394	857.96
Charles D. Kissner	140,181	1051.36
Shane Robison	6,379	47.84
Constance Skidmore	37,428	280.71
Josef Vejvoda	—	—

55.    Moreover, pursuant to the Merger Agreement, each outstanding Company option and Company restricted stock unit will become fully vested and converted into the right to receive cash

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payments. The following table sets forth the consideration the Company’s directors and executive officers stand to receive in connection with accelerated vesting of their unvested equity-based awards:

Name	Total Shares subject to Options to be Cashed Out (1) (#)	Value of Cashed Out Options (2) ($, in thousands)	Total Shares subject to RSUs to be Cashed Out (3) (#)	Value of Cashed-Out RSUs (4) ($, in thousands)	Total Value ($, in thousands)
Executive Officers:
Donald Joos	1,018,000	2,075.37	165,000	1,237.50	3,312.87
Michael E. Healy	415,000	782.10	75,000	562.50	1,344.60
Eugenia Corrales	200,000	130.00	65,000	487.50	617.50
Bharath Oruganti	217,375	297.30	75,000	562.50	859.80
David Petts	475,000	1,043.35	75,000	562.50	1,605.85
Allen Seto	150,000	361.55	35,000	262.5	624.05
Non-Employee Directors
Marjorie Bowen	40,000	3.20	—	—	3.20
Mark F. Bregman	20,000	22.70	13,500	101.25	123.95
Kenneth D. Denman	20,000	22.70	13,500	101.25	123.95
Charles D. Kissner	11,667	15.53	13,500	101.25	116.78
Shane Robison	—	—	13,500	101.25	101.25
Constance Skidmore	—	—	13,500	101.25	101.25
Josef Vejvoda	40,000	3.60	13,500	101.25	104.85

56.    Further, if they are terminated in connection with the Proposed Transaction, ShoreTel’s named executive officers stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($, in thousands) (1)	Equity (Single Trigger) ($, in thousands) (2)	Perquisites/ Benefits ($, in thousands) (3)	Other ($, in thousands) (4)	Total ($, in thousands) (5)
Donald Joos	1,802.50	1,309.42	$32.40	—	3,144.32
Michael Healy	537.00	588.05	$14.12	200.00	1,339.17
Eugenia Corrales	517.50	552.50	$21.60	250.00	1,341.60
Bharath Oruganti	456.00	580.27	$25.02	200.00	1,261.29
David Petts	650.00	589.17	$21.60	150.00	1,410.77

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The Recommendation Statement Contains Material Misstatements or Omissions

57.    The defendants filed a materially incomplete and misleading Recommendation Statement with the SEC and disseminated it to ShoreTel’s stockholders. The Recommendation Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to tender their shares in connection with the Tender Offer or seek appraisal.

58.    Specifically, as set forth below, the Recommendation Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) ShoreTel management’s financial projections, relied upon by the Company’s financial advisor, J.P. Morgan, in its fairness opinion; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by J.P. Morgan; (iii) the background process leading up to the Proposed Transaction; (iv) ShoreTel insiders’ potential conflicts of interest; and (v) J.P. Morgan’s potential conflicts of interest. Accordingly, ShoreTel stockholders are being asked to make a decision whether to tender their shares in connection with the Tender Offer or seek appraisal without all material information at their disposal.

Material Omissions Concerning ShoreTel Management’s Financial Projections

59. The Recommendation Statement is materially deficient because it fails to disclose material information relating to the Company’s intrinsic value and prospects going forward.

60. The Recommendation Statement fails to disclose material information relating to the Company’s projections provided by ShoreTel’s management and relied upon by J.P. Morgan for its analyses.

61.    For example, the Recommendation Statement fails to disclose the unlevered free cash flows for the individual business units prepared by management. ShoreTel discloses the total unlevered free cash flow projections, but fails to provide the breakdown of the projections for each

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business unit as prepared by management and demonstrated in the Company’s Projected Total Revenue projections.

62.    Additionally, J.P. Morgan explicitly utilized management’s individual cashflow projections for the “Premise Business” in its Sum-of-the-Parts Analysis. The Recommendation Statement states:

For the discounted cash flow analysis of the Premise Business, J.P. Morgan used the forecasted unlevered free cash flows for ShoreTel’s Premise Business from the start of fiscal year 2018 through the end of fiscal year 2027 calculated based upon management’s forecasts for the fiscal years 2018 through 2020, and based upon extrapolations by management for the fiscal years 2021 through 2027.

Recommendation Statement at 38. However, the Recommendation Statement fails to disclose the unlevered free cash flows for ShoreTel’s Premise Business.

63. Moreover, the Recommendation Statement discloses a reconciliation of the Company’s projections for non-GAAP (generally accepted accounting principles) metrics, including gross margin, adjusted EBITDA, and unlevered free cash flows, for years 2018 through 2020, but it fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures for years 2021 through 2027.

64.    When a company discloses non-GAAP financial measures in a recommendation statement, the company must also disclose all projections and information necessary to make the non-GAAP measures not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.

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65. The omission of this information renders the statements in the “Company Financial Projections” and “Opinion of ShoreTel’s Financial Advisor” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning J.P. Morgan’s Financial Analyses

66.    The Recommendation Statement describes J.P. Morgan’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of J.P. Morgan’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, ShoreTel’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on J.P. Morgan’s fairness opinion in determining whether to vote in favor of the Proposed Transaction or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to ShoreTel’s stockholders.

67.    With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose: (i) the inputs and assumptions underlying the discount rate range of 8.5% to 10.5%; (ii) the basis for the perpetuity growth rate range of 2.5% to 3.5%; (iii) the definition and value of ShoreTel’s net cash as of June 30, 2017; and (iv) the implied terminal value multiples resulting from the analysis.

68.    With respect to J.P. Morgan’s Sum-of-the-Parts Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the forecasted unlevered free cash flows for ShoreTel’s Premise Business from the start of fiscal year 2018 through the end of fiscal year 2027 calculated based upon management’s forecasts for the fiscal years 2018 through 2020, and based upon extrapolations by management for the fiscal years 2021 through 2027; (ii) ShoreTel’s net cash balance; (iii) the value per Share of ShoreTel’s net cash balance as of June 30, 2017; (iv) the basis for selecting the multiple reference range of 2.0x to 3.0x,

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particularly because it is well below the comparable multiples observed in the Cloud Unified Communications group, as set forth in the Public Trading Multiples analysis; (v) the reasoning behind the decision to use a multiple valuation for the “Hosted Business” and a discounted cash flow valuation for the “Premise Business”; and (vi) the impact of the adjustments and exclusions made to fiscal 2018 revenue on the overall valuation.

69.    With respect to J.P. Morgan’s Public Trading Multiples the Recommendation Statement fails to disclose the definition of firm value in J.P. Morgan’s calculation for each of the selected companies of “the multiple of firm value to estimated revenue for calendar year 2017 based on the Wall Street forecasts” as well as any other multiples or benchmarking metrics observed by J.P. Morgan. Recommendation Statement at 36.

70.    With respect to J.P. Morgan’s Selected Transaction Analysis, the Recommendation Statement fails to disclose whether J.P. Morgan observed any other multiples or benchmarking metrics in the analysis, and if so, the details thereof.

71. When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

72.    The omission of this information renders the statements in the “Opinion of ShoreTel’s Financial Advisor” section of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning the Sale Process

73.    Additionally, with regard to the omission of material information relating to the sale process leading up to the Proposed Transaction, the Recommendation Statement states that the Company entered into confidentiality agreements with a number of strategic partners to facilitate the discussion of various potential strategic opportunities.

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74.    Specifically, with respect to the 14 parties that entered into confidentiality agreements with the Company between August 12 and September 30, 2016, the Recommendation Statement states:

Each of these confidentiality agreements included a customary “standstill” provision under which the other party agreed not to purchase ShoreTel stock, or take other actions, for a specified period. These standstill provisions permitted confidential communications to the ShoreTel Board, and did not terminate upon ShoreTel’s execution of an agreement to be acquired by a third party.

Recommendation Statement at 18. However, the Recommendation Statement fails to disclose the exact terms of these confidentiality agreements, including whether they allow parties to submit a topping bid for the Company.

75.    Additionally, for all other confidentiality agreements entered into with additional parties, including the strategic party on November 2, 2016 and Party E on May 10, 2017, the Recommendation Statement fails to disclose whether these confidentiality agreements contain the same standstill provisions as the August-September 2016 confidentiality agreements and/or are presently precluding these industry participants from making a topping bid for the Company.

76.    The omission of this information is particularly harmful to ShoreTel stockholders as the Board agreed to a provision in the Merger Agreement (Section 5.3(a)) that contractually prohibits the Board from releasing any interested party from a previously executed standstill agreement (the “Anti-Waiver Provision”).1 Whether the Board adopted preclusive measures that have shut out the most likely topping bidders for the Company must be disclosed to ShoreTel stockholders prior to their decision of whether to tender their shares in connection with the Tender Offer or seek appraisal.

[1]	Specifically, the Merger Agreement states “The Company may not waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons that has the effect of prohibiting the counterparty thereto from making a private Takeover Proposal to the Company Board,” (Merger Agreement at 31) thereby prohibiting the Company from waiving standstills to facilitate topping bids for the Company from potential buyers.

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77. Further, the Recommendation Statement states:

On June 14, 2017, representatives of Party B met with members of ShoreTel management at the offices of Fenwick & West to conduct financial due diligence, and on June 18, 2017, a representative of Party B informed a representative of J.P. Morgan that it would not make a proposal to acquire ShoreTel, and noted that they were not able to secure a commitment for debt financing for such an acquisition based on the cash flow of ShoreTel as a stand-alone business and that they were concerned with the lack of visibility into the profitability of ShoreTel’s hosted business.

Recommendation Statement at 23-24. However, the Recommendation Statement fails to provide an explanation for why Party B thought that the Company’s profits lacked visibility.

78.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the “Background of the Offer; Reasons for Recommendation” section of the Recommendation Statement.

Material Omissions Concerning Insiders’ Potential Conflicts of Interest

79.    The Recommendation Statement also materially misleads stockholders as to the potential conflicts of interest faced by ShoreTel management and the Board.

80. The Recommendation Statement indicates that, on July 26, 2017 (the day the Merger Agreement was executed), the Board’s Compensation Committee approved the payment of cash bonuses, in lieu of the normal annual refresh equity grants, in the aggregate amount of $1,150,000 to the Company’s executive team, including the following amounts to its named executive officers: David Petts ($150,000), Michael Healy ($200,000), Eugenia Corrales ($250,000), and Bharath Oruganti ($200,000). The Recommendation Statement, however, fails to disclose the timing and nature of all communications regarding these cash bonuses to ShoreTel’s officers, including who proposed the bonuses and who participated in all such communications.

81. Further, the Recommendation Statement fails to disclose the timing and nature of all communications regarding future employment and/or directorship of the Company’s officers and

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directors, including who participated in all such communications, and whether any of Mitel’s prior proposals or indications of interest mentioned management retention following the close of the Proposed Transaction.

82.    Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

83.    The omission of this information renders the statements in the “Relationship with Parent and the Offeror” and “Background of the Offer; Reasons for Recommendation” sections of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning J.P. Morgan’s Potential Conflicts of Interest

84.    Further, the Recommendation statement fails to disclose material information concerning the potential conflicts of interest faced by J.P. Morgan in acting as the Company’s financial advisor.

85.    Specifically, the Recommendation Statement discloses the fee payable to J.P. Morgan by ShoreTel as a result of the Proposed Transaction, however, details pertaining to the compensation paid to J.P. Morgan by Mitel over the past two years as well, as the precise nature of the services provided, are omitted from the Recommendation Statement.

86.    Full disclosure of investment banker compensation and all potential conflicts is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. However, here the Recommendation Statement simply notes that:

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For services rendered in connection with the proposed Transaction, ShoreTel has agreed to pay J.P. Morgan a transaction fee of approximately $7.3 million, $2.0 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Transaction. In addition, ShoreTel has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with ShoreTel, Parent or Mitel. During the two-year period preceding delivery of its opinion ending on July 26, 2017, the aggregate compensation received by J.P. Morgan and its affiliates from ShoreTel was approximately $200,000 and from Mitel was approximately $500,000.

Recommendation Statement at 39. It is troubling that the Recommendation Statement discloses that J.P. Morgan has been the beneficiary of approximately $500,000 worth of payments for undisclosed work performed on behalf of Mitel, while simultaneously claiming that during the two years preceding the date of J.P. Morgan’s opinion, “J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with ShoreTel, Parent or Mitel.” Id. Consequently, this partial disclosure pertaining to the work that J.P. Morgan may have in the past provided to Mitel in order to warrant $500,000 worth of compensation is materially misleading. As noted supra, stockholders are misled as to the reliability of a financial advisor’s fairness opinion without full disclosure of an investment banker’s potential conflicts. Such disclosure is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives.

87. Accordingly, the omission of any information specifically noting whether such conflicts of interests currently exist renders the statements made concerning the banker’s fairness opinion misleading.

88.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including,

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inter alia, the following sections of the Recommendation Statement: (i) “Opinion of ShoreTel’s Financial Advisor”; and (ii) “Background of the Offer; Reasons for Recommendation.”

89.    The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Recommendation Statement. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision whether to tender their shares in favor of the Proposed Transaction or seek appraisal and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of

Section 14(d) of the Exchange Act And SEC Rule 14d-9

90. Plaintiff repeats all previous allegations as if set forth in full.

91.    Defendants have caused the Recommendation Statement to be issued with the intention of soliciting ShoreTel stockholders to tender their shares in the Tender Offer.

92.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

93.    The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement false and/or misleading.

94.    Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation

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Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

95.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision whether to tender their shares if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that defendants’ actions threaten to inflict.

COUNT II

Class Claims Against All Defendants for

Violations of Section 14(e) of the Exchange Act

96.    Plaintiff repeats all previous allegations as if set forth in full.

97.    Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Tender Offer.

98.    Defendants knew that Plaintiff would rely upon their statements in the Recommendation Statement in determining whether to tender her shares pursuant to the Tender Offer.

99.    As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff has sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender her shares.

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COUNT III

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

100. Plaintiff repeats all previous allegations as if set forth in full.

101.    The Individual Defendants acted as controlling persons of ShoreTel within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of ShoreTel and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Recommendation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

102.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

103.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

104.    In addition, as the Recommendation Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Recommendation Statement purports to describe the various issues and

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information that they reviewed and considered — descriptions which had input from the Individual Defendants.

105.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

106.    Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor on behalf of ShoreTel, and against defendants, as follows:

A.    Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D.    Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

E. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

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Dated: August 31, 2017	WEISSLAW LLP
Joel E. Elkins

	By:	/s/ Joel E. Elkins
Joel E. Elkins 9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210 Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli 1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010
Attorneys for Plaintiff and the Proposed Class

CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS